October 25, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:      Mr. Michael Moran, Esq., Accounting Branch Chief
Division of Corporation Finance

RE:         Progress Energy, Inc.
Form 10-K for the year ended December 31, 2006
Filed March 1, 2007
File No. 001-15929

Carolina Power & Light Company
Form 10-K for the year ended December 31, 2006
Filed March 1, 2007
File No. 001-03382

Florida Power Corporation
Form 10-K for the year ended December 31, 2006
Filed March 1, 2007
File No. 001-03274

Dear Mr.  Moran:

Progress Energy, Inc., a North Carolina corporation (“Progress Energy” or the “Company”), submits herewith its supplemental response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above referenced filings contained in its letter to Mr. Robert McGehee of Progress Energy, dated September 13, 2007.

As requested during the Company’s phone call with Mr. Robert Babula on October 12, 2007, set forth below is the response of Progress Energy, which supplements its previous response to the Staff’s comment number four in its letter to the Staff dated October 9, 2007.  Comment number four, and the supplemental response below, is not applicable to Carolina Power & Light Company d/b/a Progress Energy Carolinas, Inc., or Florida Power Corporation d/b/a Progress Energy Florida, Inc.

Comment 4 from the Staff’s Comment Letter Dated September 13, 2007

4.           We note the allocation of interest expense to discontinued operations. In this regard, we assume you only allocated interest on corporate level debt which could not be directly attributed to other operations of the enterprise pursuant to the requirements of EITF Issue No. 87-24. Please show us the calculations used to support the interest allocations for the past three years. As a final note, to the extent interest allocations of discontinued operations affected interest expense of continuing operations, this should be analyzed in management’s discussion and analysis of interest expense. In this regard, the utilization of proceeds from the dispositions to pay down debt, as in the case of your gas business, should also be addressed in the discussion to the extent it impacts interest expense. Please advise.

Progress Energy’s Supplemental Response:

The Company reconfirms that, in accordance with EITF Issue No. 87-24, only interest expense on debt held at the holding company which could not be directly attributed to other operations of the enterprise (“corporate level debt”) was allocated to discontinued operations. As requested, the Company has previously provided the supporting calculations for the interest allocations as Exhibit A.

EITF 87-24 requires interest expense on debt to be assumed by the buyer or on debt required to be repaid as a result of the disposal transaction to be allocated to discontinued operations. It should be noted that none of the Company’s disposal transactions reported as discontinued operations had debt that was assumed by the buyer or had debt that was required to be repaid as a result of the disposal transaction. EITF 87-24 permits other consolidated interest that cannot be attributed to other operations (such as the interest expense on corporate level debt as defined above) to be allocated to discontinued operations. The following formula is included in EITF 87-24 in instances where no debt is required to be paid as part of the disposal transaction or no debt is assumed by the buyer:

                          Net Assets to be Sold                             X  Interest Expense on Corporate Level Debt
  (Consolidated Net Assets + Corporate Level Debt)

As requested during our phone call on October 12, 2007 the Company has computed the amount of interest expense that would have been allocated using this formula. This can be found under the heading “net asset method” in Exhibit B. However, as discussed, the Company modified this formula in computing the amount of interest expense on corporate level debt to allocate to discontinued operations. The basis for the modification of the formula is that EITF 87-24 allows for modifications if the assets sold are atypical, and gives the example of a finance subsidiary. EITF 87-24 also states that “If allocation based on net assets would not provide meaningful results, then the enterprise should allocate interest to the discontinued operation based on debt that can be identified as specifically attributed to those operations.” A key assumption in the EITF 87-24 formula is that it “assumes a uniform ratio of consolidated debt to equity for all operations” and therefore an inherent assumption is that corporate level debt is used to finance all operations of an entity. However, in the case of Progress Energy, there are significant consolidated net assets (those of the Company’s two regulated utilities) that represent a majority of consolidated net assets and which are not financed by corporate level debt due to the Company’s regulatory framework. In fact, the two regulated utilities  do not recover corporate level debt interest expense from retail ratepayers; all such interest expense is borne by the Company’s shareholders.  The regulatory framework allows the Company to identify with certainty all debt that is specifically attributable to the non-utility entities. Inclusion of the net assets of the two regulated utilities in the formula would have understated interest expense attributable to the discontinued operations, and therefore the results are not meaningful.

Because the net asset method did not provide meaningful results and the assets being disposed were not typical of the majority of the assets of the Company, the Company employed an alternative methodology that more accurately reflected debt attributable to the discontinued components.  This alternative, the “attributable debt” methodology, is outlined in Exhibit A and has been used by the Company consistently for all discontinued operations. The attributable debt method applied the Company’s consolidated debt-to-capitalization ratio to the net assets of the discontinued components to compute the amount of corporate level debt attributable to the discontinued components.  The weighted-average interest rate for corporate level debt was then applied to the debt attributed to each discontinued component.  The result is that, consistent with EITF 87-24, only interest expense on corporate level debt that is not directly attributed to other operations (i.e., the regulated utilities) is allocated to discontinued operations.

    The Company acknowledges there are other possible alternative methods that could be used to attribute debt to the discontinued components.  One such alternative method would be to exclude the net assets of the Company’s two regulated utilities from the formula included in EITF 87-24, as illustrated below:

                                          Net Assets to be Sold                                                       X    Corporate Level Interest Expense
  (Consolidated Net Assets – Net Assets of Utilities + Corporate Level Debt)

The result of this “net assets less regulated utilities” method is also provided in Exhibit B. This method effectively adjusts the calculation to reflect the debt-to-equity ratio of the non-utility operations, which would be consistent with the finance company example in EITF 87-24. The results of this method would have allocated $4 million, $7 million, and $10 million more interest (after-taxes) to discontinued operations for 2006, 2005, and 2004, respectively.

It should also be noted that proceeds from divestitures of discontinued operations have been used almost exclusively to pay down corporate level debt. The use of divestiture proceeds sales to pay down corporate level debt has been disclosed in Note 3 and Management’s Discussion and Analysis in the 2006 Form 10-K. Corporate level debt has been reduced from $4.8 billion on January 1, 2004 to $2.6 billion as of December 31, 2006. This represents a 46% reduction in corporate level debt during this period.

As required by EITF 87-24, the Company applied and disclosed its method of interest allocation consistently for all periods presented. In summary, the Company believes the attributable debt methodology used to allocate interest expense to discontinued operations is a reasonable method that is consistent with EITF Issue 87-24 and appropriate in the circumstances.

The amount of interest expense allocated to each discontinued operation was disclosed in Note 3.  In future filings as appropriate, the Company will discuss in Management’s Discussion and Analysis the extent to which interest expense of continuing operations is materially impacted by the allocation of interest expense to discontinued operations or the reduction in debt from utilization of divestiture proceeds.

* * * * * * * * * * * * *

In connection with our response, each of Progress Energy, Inc., Carolina Power & Light Company and Florida Power Corporation acknowledge that:

(1)           It is responsible for the adequacy and accuracy of the disclosure in its filings;

(2)           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)           It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company will send a copy of this response to you, Mr. Brian McAllister, and to Mr. Robert Babula by overnight delivery. Please direct any further questions or comments you may have regarding this filing to Patricia Kornegay-Timmons at (919) 546-4836.  The Company anticipates filing its Form 10-Q for the third quarter of 2007 on or about November 5, 2007.  Therefore, we appreciate the Staff’s attention to this matter.

Sincerely,

/s/ Jeffrey M. Stone

Jeffrey M. Stone
Chief Accounting Officer
Progress Energy, Inc.
Carolina Power & Light Company
Florida Power Corporation

Enclosures
cc:           Mr. William D. Johnson
Mr. Peter M. Scott III
John R. McArthur, Esq.
Frank A. Schiller, Esq.

									Exhibit A

SEC Comment Letter Response
Progress Energy, Inc.
Schedule of Interest Expense Allocated to Discontinued Operations (1)
Dollars in millions

Amounts included in:	Note 3.A	Note 3.B	Note 3.C	Note 3.C	Note 3.D	Note 3.E	Note 3.E	Note 3.F	Note 3.G

	CCO - Georgia Operations	Gas	CCO - DeSoto	CCO - Rowan	Progress Telecom, LLC	Dixie Fuels	Progress Materials (Other Fuels)	Coal Mining	Progress Rail
Year Ended December 31, 2006

Average net assets of divested components	$835	$438	$81	$246	N/A	N/A	$14	$31	N/A
Average Progress Energy total debt to capitalization ratio for respective allocation period	56.1%	56.9%	57.2%	57.1%	N/A	N/A	55.6%	56.4%	N/A
Average Progress Energy debt allocated to discontinued component	$468	$249	$46	$141	N/A	N/A	$8	$17	N/A
Average annual interest rate on Progress Energy holding company debt	7.7%	7.4%	7.8%	7.4%	N/A	N/A	7.9%	7.7%	N/A
Number of months of interest allocation	12	9	3	6	N/A	N/A	12	12	N/A
Interest expense allocated to discontinued operations	$36	$14	$1	$5	N/A	N/A	$1	$1	N/A

TOTAL 2006 INTEREST EXPENSE ALLOCATED TO ALL DISCONTINUED OPERATIONS	$58

Year Ended December 31, 2005

Average net assets of divested components	$983	$326	$84	$254	$29	$19	$3	$68	$439
Average Progress Energy total debt to capitalization ratio for respective allocation period	57.7%	57.7%	57.7%	57.7%	57.7%	57.7%	57.6%	57.7%	57.7%
Average Progress Energy debt allocated to discontinued component	$567	$188	$48	$147	$17	$11	$2	$39	$253
Average annual interest rate on Progress Energy holding company debt	6.8%	6.8%	6.8%	6.8%	6.8%	6.8%	6.9%	6.8%	6.5%
Number of months of interest allocation	12	12	12	12	12	12	12	12	3
Interest expense allocated to discontinued operations	$39	$13	$3	$10	$1	$1	$0	$3	$4

TOTAL 2005 INTEREST EXPENSE ALLOCATED TO ALL DISCONTINUED OPERATIONS	$74

Year Ended December 31, 2004

Average net assets of divested components	$1,075	$376	$86	$259	$29	$18	$0	$73	$424
Average Progress Energy total debt to capitalization ratio for respective allocation period	57.7%	58.1%	57.7%	57.7%	58.0%	58.0%	58.1%	58.0%	58.0%
Average Progress Energy debt allocated to discontinued component	$621	$219	$50	$149	$17	$11	$0	$42	$246
Average annual interest rate on Progress Energy holding company debt	6.4%	6.5%	6.4%	6.4%	6.5%	6.5%	6.5%	6.5%	6.5%
Number of months of interest allocation	12	12	12	12	12	12	12	12	12
Interest expense allocated to discontinued operations	$40	$14	$3	$10	$1	$1	$0	$3	$16

TOTAL 2004 INTEREST EXPENSE ALLOCATED TO ALL DISCONTINUED OPERATIONS	$87

 (1) All calculations were performed on a quarterly basis. To reduce volume and complexity, amounts and percentages presented herein are annual averages, and some totals may include immaterial rounding differences.

						Exhibit B

SEC Comment Letter Response
Progress Energy, Inc.
Comparison of Interest Expense Allocated to Discontinued Operations
Years Ended December 31
Dollars in millions
		Net Asset Method			Net Assets Less Utilities Method

		2006	2005	2004	2006	2005	2004

Average quarterly net assets of discontinued components	(A)	$1,338	$1,882	$2,342	$1,338	$1,882	$2,342

Average quarterly consolidated net assets		$8,037	$7,820	$7,562	$8,037	$7,820	$7,562
Less average net assets of regulated utilities		-	-	-	(5,873)	(5,555)	(5,440)
Average quarterly corporate level debt		3,575	4,399	4,575	3,575	4,399	4,575
Total	(B)	$11,612	$12,219	$12,137	$5,739	$6,664	$6,697

Percentage of corporate level interest expense to allocate	C = (A / B)	12%	15%	19%	23%	28%	35%

Annual corporate level interest expense	D	$276	$300	$295	$276	$300	$295

Calculated interest expense allocated to discontinued operations under respective methods	E = C x D	$32	$46	$57	$64	$85	$103

Reported interest expense allocated to discontinued operations under attributable debt method (see Exhibit A)	F	$58	$74	$87	$58	$74	$87

Difference (pre-tax)	G = F - E	$26	$27	$30	($6)	($11)	($16)

Difference (after estimated income tax effects)	H	$15	$16	$18	($4)	($7)	($10)

Percentage of reported interest expense allocated to discontinued operations compared to total corporate level interest expense under the attributable debt method	F / D	21%	25%	29%	21%	25%	29%

Reported income from continuing operations	I	$514	$721	$673	$514	$721	$673